Exhibit 99.1

Share Repurchase Update

During the quarter ended December 31, 2024, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 119 million ordinary shares (equivalent to 15 million ADSs) for a total of US$1.3 billion. These purchases were made in the U.S. market under our share repurchase program.

As of December 31, 2024, we had 18,517 million ordinary shares (equivalent to 2,315 million ADSs) outstanding, a net decrease of 103 million ordinary shares compared to September 30, 2024, or a 0.6% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

Historical repurchases and total shares outstanding are set forth in the table below:

	Three months ended
	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024	Jun. 30, 2024	Sep. 30, 2024	Dec. 31, 2024
Repurchase amount (US$Bn)	$1.9	$3.1	$1.7	$2.9	$4.8	$5.8	$4.1	$1.3
Shares repurchased (Mn ADSs)	22	36	19	37	65	77	52	15
Outstanding shares (Mn ADSs)	2,566	2,549	2,531	2,499	2,434	2,378	2,327	2,315

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$20.7 billion as of December 31, 2024.

January 2, 2025

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